Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the year ended
December 31, 2018

February 19, 2019

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated February 19, 2019 is intended to supplement Hudbay Minerals Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2018 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS") as issued by the International Accounting Standards Board (“IASB”).

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2018.

Readers should be aware that:

–

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

–

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

–	We use a number of non- IFRS financial performance measures in our MD&A.
–	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 59 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As of January 1, 2018, we have adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The Company applied these standards retrospectively. Changes to previously reported balances are disclosed in Note 4(c) of the consolidated financial statements. Disclosures in this MD&A are restated for the impacts of these accounting changes. With the implementation of IFRS 15, the Company has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company now recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, gold, and silver), molybdenum concentrate and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

STRATEGY

Our mission is to create sustainable value through acquisition, development and operation of high quality, long life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our successful development, ramp-up and operation of the Constancia mine in Peru, along with our long history of mining and experience in northern Manitoba provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Rosemont project in Arizona, as well as through the acquisition of other properties that fit our strategic criteria. We also continuously work to optimize the value of our producing assets through efficient and safe operations.

To ensure that any acquisitions we undertake create sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities. These include the following:

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Geography: Potential acquisitions should be located in jurisdictions that support responsible mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights;

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Geology: We believe we have particular expertise in the exploration and development of porphyry and volcanogenic massive sulphide mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we have a primary focus on copper;

–	Commodity: Among the metals we produce, we believe copper has the best long- term supply/demand fundamentals and the greatest opportunities for risk-adjusted returns;
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Quality: We are focused on adding long-life, low-cost assets to our existing portfolio of high quality assets. Long life assets can capture peak pricing of multiple commodity price cycles and low cost assets can generate free cash flow even through the trough of price cycles;

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Potential: We consider the full spectrum of acquisition opportunities from early-stage exploration to producing assets, but they must meet our stringent criteria for growth and value creation. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. Therefore, we typically look for mineral assets that we believe offer significant potential for exploration, development and optimization;

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Process: Before we decide to make an acquisition, we develop a clear understanding of how we can add value to the acquired property primarily through the application of our technical, social, operational and project execution expertise, as well as through the provision of necessary financial capacity and other operational optimization opportunities;

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Operatorship: We believe real value is created through leading efficient project development and operations. Additionally, we believe that large, transformational mergers or acquisitions are risky and potentially value- destructive in the mining industry;

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Financial: Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non- producing assets at various stages of development, when evaluating accretion, we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2019 are to:

–	Maintain our industry-leading low-cost business to continue to generate positive cash flow;
–

Complete a new reserve and resource estimate for the Snow Lake operations including our 100% owned Lalor, Pen, Wim, and New Britannia properties, and advance plans for the refurbishment of the New Britannia mill;

–	Maintain Constancia targeted recoveries and throughput, while identifying areas of upside through continuous improvement initiatives;
–	Commence the development of the Pampacancha satellite deposit;

–	Advance Rosemont through the final stage of permitting and initiate early works activities;
–	Test promising exploration targets near Lalor and plan near-term exploration programs in Peru, British Columbia and Nevada; and,
–	Continue to evaluate exploration and acquisition opportunities that meet our criteria described above and pursue those opportunities that we determine to be in the best interest of the company and our stakeholders.

SUMMARY

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On a consolidated basis, Hudbay’s copper production exceeded the mid- point of 2018 guidance by 14% and production of zinc and precious metals were within 2018 guidance ranges; copper production at Constancia exceeded the top end of 2018 guidance and Manitoba copper production was at the top end of the guidance range.

–	Constancia achieved record mill throughput, record copper recoveries and record molybdenum production in 2018.
–	Cash generated from operating activities was $137.3 million in the fourth quarter of 2018 and $479.6 million in the full year 2018.
–	Net debt decreased to $465.5 million as at December 31, 2018, including cash and cash equivalents of $515.5 million.
–	Updated reserve and resource estimate at Lalor including a 65% increase in gold reserves.
–

New Lalor mine plan more than doubles annual gold production from current levels once the New Britannia mill is operating with average annual gold production of approximately 140,000 ounces over the first five years at a sustaining cash cost, net of by -product credits of $450 per ounce, positioning Lalor as one of the lowest cost gold mines in Canada.

Summary of Fourth Quarter Results

Operating cash flow before change in non-cash working capital decreased to $107.9 million in the fourth quarter of 2018 from $171.9 million in the same quarter of 2017. The decrease is due mainly to lower realized prices and sales volumes for copper and zinc, partially offset by higher molybdenum concentrate sales volumes.

Net loss and basic and diluted loss per share in the fourth quarter of 2018 were $3.5 million and $0.01, respectively, compared to a net profit and earnings per share of $94.3 million and $0.36, respectively, in the fourth quarter of 2017.

In the fourth quarter of 2018, cash generated from operating activities was $137.3 million, which increased from $129.4 million in the same period of 2017 as cash flows from changes in non-cash working capital more than offset the factors described above.

Net loss and loss per share in the fourth quarter of 2018 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax gain (loss)	After-tax gain (loss)	Per share gain (loss)

Foreign exchange gain	2.6	1.5	0.01
Mark to market adjustments	(3.9)	(2.9)	(0.01)
Non-cash accounting loss on pension plan de-risking transaction	(2.2)	(1.4)	(0.01)
Non-cash deferred tax adjustments	—	(12.9)	(0.05)

Compared to the same quarter in 2017, copper-equivalent production in the fourth quarter of 2018 decreased by 14%, primarily as a result of lower production in Manitoba following the closure of the Reed mine and lower planned copper grades at Constancia.

In the fourth quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.94, an increase compared to $0.77 in the same period last year1. Cash costs per pound of copper produced, net of by–product credits, increased as a result of lower copper production. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2018 was $1.73, which increased from $1.56 in the fourth quarter of 20171, driven mainly by the decrease in copper production.

Net debt1 decreased by $50.9 million from September 30, 2018 to $465.5 million at December 31, 2018, primarily due to free cash flow generation. At December 31, 2018, total liquidity, including cash and available credit facilities, was $937.0 million, up from $878.4 million as at September 30, 2018.

During the fourth quarter of 2018, we completed a pension de-risking transaction whereby certain defined benefit pension obligations with an estimated solvency liability value of $126.0 million were transferred to a third party insurer in exchange for a payment from plan assets of $120.0 million. The transaction reduced the overall size and risk profile of our defined benefit pension obligations, and improved the plans’ solvency funding position, which is used to determine required funding requirements, by approximately $6.0 million. A non-cash pre-tax loss on the transaction of $2.2 million was recognized in the fourth quarter of 2018.

Summary of Full Year Results

Operating cash flow before change in non-cash working capital decreased to $493.5 million from $530.6 million in 2017. The decrease is mainly the result of higher cash taxes paid and higher cost of sales, which offset the impact of higher revenues from higher realized prices.

Net profit and basic and diluted earnings per share for 2018 were $85.4 million and $0.33, respectively, compared to a net profit and earnings per share of $139.7 million and $0.57, respectively, in 2017. The prior year profit included a non-cash tax recovery of $45.4 million primarily as a result of changes to US tax legislation. Average realized copper and zinc prices increased in 2018 compared to 2017 despite the downward trend in prices over the course of 2018. However, reduced sales volumes of copper and zinc and increased mine operating costs all contributed to overall lower net profits. Cash costs per pound of copper produced, net of by-product credits, were 12% higher, mainly as a result of lower copper production.

On a consolidated basis, Hudbay's copper production exceeded 2018 guidance and production of zinc and precious metals were within 2018 guidance ranges. Combined unit costs at Manitoba were within revised 2018 guidance ranges. Combined unit costs at Peru were in line with 2018 guidance ranges after reflecting the cost of higher than expected molybdenum production, and total capital expenditures were in line with expectations.

[1] Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, net debt and combined unit costs are non- IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition	Dec. 31, 2018	Dec. 31, 2017
(in $ thousands)		(Restated)
Cash and cash equivalents	515,497	356,499
Total long-term debt	981,030	979,575
Net debt[1]	465,533	623,076
Working capital	445,228	251,388
Total assets	4,685,635	4,728,016
Equity	2,178,856	2,112,345

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Financial Performance	Three months ended			Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands, except per share amounts)	2018	2017	2018	2017
		(Restated)		(Restated)
Revenue	351,773	424,359	1,472,366	1,402,339
Cost of sales	276,547	279,406	1,098,626	993,198
Profit before tax	17,650	79,585	170,837	172,911
(Loss) profit	(3,510)	94,279	85,416	139,692
Basic and diluted (loss) earnings per share	(0.01)	0.36	0.33	0.57
Operating cash flow before change in non-cash working capital	107,948	171,904	493,471	530,561

KEY PRODUCTION RESULTS

			Three months ended			Three months ended
			Dec. 31, 2018			Dec. 31, 2017
			Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper		tonnes	30,834	6,404	37,238	33,837	9,338	43,175
Gold		oz	7,522	20,529	28,051	5,139	27,389	32,528
Silver		oz	750,747	263,937	1,014,684	670,219	333,272	1,003,491
Zinc		tonnes	-	27,408	27,408	-	33,055	33,055
Molybdenum		tonnes	329	-	329	119	-	119
Payable metal sold
Copper		tonnes	31,252	5,098	36,350	34,227	7,252	41,479
Gold		oz	7,262	18,599	25,861	4,442	26,779	31,221
Silver		oz	672,756	236,744	909,500	543,763	291,723	835,486
Zinc [2]		tonnes	-	31,134	31,134	-	32,318	32,318
Molybdenum		tonnes	447	-	447	68	-	68
Cash cost [3]	$	/lb	1.31	(0.87)	0.94	1.38	(1.42)	0.77
Sustaining cash cost [3]	$	/lb	1.65	1.55		1.90	(0.35)
All-in sustaining cash cost[3]	$	/lb			1.73			1.56

			Year ended			Year ended
			Dec. 31, 2018			Dec. 31, 2017
			Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper		tonnes	122,178	32,372	154,550	121,781	37,411	159,192
Gold		oz	24,189	95,693	119,882	17,579	91,014	108,593
Silver		oz	2,729,859	1,224,610	3,954,469	2,374,008	1,113,250	3,487,258
Zinc		tonnes	-	115,588	115,588	-	135,156	135,156
Molybdenum		tonnes	904	-	904	454	-	454
Payable metal sold
Copper		tonnes	116,449	31,474	147,923	111,402	37,253	148,655
Gold		oz	20,420	92,677	113,097	12,464	97,306	109,770
Silver		oz	2,255,700	1,116,653	3,372,353	1,950,893	1,109,376	3,060,269
Zinc [2]		tonnes	-	115,723	115,723	-	116,377	116,377
Molybdenum		tonnes	819	-	819	491	-	491
Cash cost [3]	$	/lb	1.36	(0.64)	0.94	1.28	(0.59)	0.84
Sustaining cash cost [3]	$	/lb	1.57	0.96		1.79	0.23
All-in sustaining cash
cost[3]	$	/lb			1.52			1.54

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

RECENT DEVELOPMENTS

Lalor Gold Developments

We announced increased reserves and resources at our Lalor mine and nearby satellite deposits and released an updated mine plan for Lalor incorporating the refurbishment of the New Britannia mill for processing the gold and copper-gold ore. An updated National Instrument (“NI”) 43-101 Technical Report for Lalor will be filed on SEDAR by the end of the first quarter of 2019.

Based on the detailed work completed in the last 12 months, Hudbay believes that the refurbishment of the New Britannia mill, including the addition of a copper flotation circuit, is the optimal processing scenario which capitalizes on existing infrastructure and significantly grows gold production from deposits that are unencumbered by any royalties or streams.

The New Britannia development plan contemplates completion of detailed engineering by February 2020, environmental permitting completion in April 2020 and construction activities occurring between June 2020 and August 2021, with plant commissioning and ramp-up occurring during the fourth quarter of 2021.

The revised mine plan for Lalor supports a 10 year mine life, based solely on proven and probable reserves, and utilizes the existing mining capacity of 4,500 tonnes per day at Lalor for the first six years of the mine plan. The technical work completed supports 4,500 tonnes per day as the optimal mining rate to maximize net present value, although the Lalor production shaft has the potential to hoist at higher throughput rates. The production plan has the copper-gold rich ore feeding a refurbished New Britannia mill starting in 2022 at an average feed rate of 1,100 tonnes per day at 6.7 g/t gold and 1.2% copper for seven years based on the current reserve estimate. The New Britannia mill is expected to achieve gold recoveries of approximately 93% compared to current gold recoveries of approximately 53% at the Stall mill. An estimated investment of $95 million (C$124 million) will be required in 2019 and 2021 for the refurbishment of the New Britannia mill including the addition of a copper flotation and dewatering circuit and a pipeline to direct the tailings to the existing Anderson facility. Of this, approximately $10 million is expected to be incurred in 2019 as part of Hudbay’s growth capital expenditure plans.

Between 2019 and 2021, the Stall mill is expected to process approximately 3,500 tonnes per day and approximately 1,000 tonnes per day of Lalor base metal ore will be transported to the Flin Flon mill for processing. Based on the current reserves, starting in 2022, the Stall mill throughput will gradually decrease from approximately 3,200 tonnes per day to approximately 1,800 tonnes per day.

The updated resource model at Lalor includes 5.9 million tonnes of inferred mineral resources, which has the potential to extend the mine life beyond 10 years while feeding both the Stall and New Britannia mills. In addition, the mineral resources at Hudbay’s satellite deposits in the Snow Lake region, including the copper-gold WIM deposit acquired last year for C$0.5 million from Alexandria Minerals Corporation, the former gold producing New Britannia mine and the zinc-rich Pen II deposit could provide feed for the Stall and New Britannia processing facilities and further extend the mine life.

The updated mine plan for Lalor includes processing the gold and copper-gold rich material through the New Britannia mill starting in 2022, resulting in average annual gold production of approximately 140,000 ounces over the first five years at a sustaining cash cost, net of by-product credits, of $450 per ounce, positioning Lalor as one of the lowest cost gold mines in Canada.

For additional details, refer to our February 19, 2019 press release titled “Hudbay Announces Increased Lalor Mineral Reserves and Resources and Updated Mine Plan that Confirms Substantial Increase in Gold Production” for further information.

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations ("MPO"). The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

We have agreed with Wheaton Precious Metals ("Wheaton") to amendments to the Rosemont precious metals stream agreement that was entered into with Wheaton prior to Hudbay's acquisition of Rosemont. The amendments reflect Hudbay's strong financial capability and project development track record. These amendments include removal of the condition that the Rosemont permits be free of all challenges and appeals prior to funding, clarification of the timing of Wheaton's funding obligation and changes to the delay payment structure to more appropriately reflect the de-risked profile of the project. Hudbay has agreed to provide a parental guarantee of Rosemont's obligations, and to allow Wheaton to elect to pay the deposit in cash or shares. The stream agreement continues to contemplate an upfront initial deposit of $230 million following the receipt of permits, finalization of the financing plan and commencement of construction, in exchange for delivery of approximately 100% of payable silver and gold produced from Rosemont at a cash price of $450 per ounce for gold and $3.90 per ounce for silver subject to escalation for inflation.

Mason Acquisition

On December 19, 2018, we completed our previously announced acquisition of Mason Resources Corp. and its wholly-owned Ann Mason project in Nevada. Ann Mason is a large greenfield copper deposit located in the historic Yerington District and is one of the largest undeveloped copper porphyry deposits in North America. In 2019, Hudbay plans to test drill ready targets over an existing induced polarization anomaly.

Adoption of Advance Notice By-Law

Our Board of Directors has approved By-Law No. 2 relating to advance notice requirements for director elections (the "Advance Notice By-Law"), effective February 19, 2019. The Advance Notice By-Law sets out a clear framework for nominating directors in connection with a shareholder meeting and is similar to the advance notice by-laws adopted by many other Canadian public companies.

The purpose of the Advance Notice By-Law is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions and (ii) facilitate an orderly and efficient process for the election of directors. The Advance Notice By-Law sets deadlines by which shareholders must submit director nominations to Hudbay and sets forth the information that a nominating shareholder must provide to Hudbay for any director nominee to be eligible for election.

In the case of an annual shareholder meeting, notice to Hudbay must be given:

  not less than 30 days prior to the date of the annual meeting, or if the meeting is to be held on a date that is less than 50 days after the first public announcement of the meeting date, not later than the close of business on the 15th day following such announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to Hudbay must be given not later than the close of business on the 15th day following the first public announcement of the date of the special meeting.

The Advance Notice By-Law will be placed before shareholders for approval, confirmation and ratification at Hudbay’s next shareholders meeting. In the event that the By-Law is not so approved, confirmed and ratified, it shall terminate and be of no further force or effect.

Hudbay recognizes that Waterton Global Resource Management, Inc. (“Waterton”) has announced that it intends to nominate director candidates at Hudbay’s upcoming annual shareholder meeting. The Advance Notice By-Law allows Waterton to proceed with these nominations provided they are made in accordance with its terms, which in turn will ensure that the annual meeting is conducted in an orderly manner.

The full text of the Advance Notice By-Law is available under Hudbay’s profile on SEDAR at www.sedar.com.

Dividend Declared

We declared a semi-annual dividend of C$0.01 per share on February 19, 2019. The dividend will be paid on March 29, 2019 to shareholders of record as of March 8, 2019.

CONSTANCIA OPERATIONS REVIEW

			Three months ended		Year ended		Guidance
			Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
			2018	2017	2018	2017	2018	2019
Ore mined [1]		tonnes	7,329,423	7,241,632	34,372,156	29,982,808
Copper		%	0.47	0.55	0.49	0.54
Gold		g/tonne	0.05	0.10	0.05	0.06
Silver		g/tonne	4.16	4.01	4.15	3.96

Ore milled		tonnes	7,657,943	7,666,223	31,282,610	28,743,952
Copper		%	0.48	0.54	0.47	0.52
Gold		g/tonne	0.06	0.04	0.05	0.04
Silver		g/tonne	4.26	3.86	4.08	3.92

Copper concentrate		tonnes	131,076	131,308	512,984	479,858
Concentrate grade		% Cu	23.52	25.77	23.82	25.38

Copper recovery		%	84.8	82.1	82.6	81.1
Gold recovery		%	48.5	48.0	47.4	47.4
Silver recovery		%	71.6	70.5	66.5	65.5

Combined unit operating costs
Including molybdenum plant costs[2,3]	$	/tonne	9.88	9.75	9.44	8.83	7.50 - 9.20	7.90 - 9.70

Excluding molybdenum plant costs[2,3]	$	/tonne	9.54	9.55	9.17	8.63

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Constancia mine during the fourth quarter of 2018 was consistent compared to the same period in 2017. Milled copper grades in the fourth quarter were approximately 11% lower than the same period in 2017 as we continue to mine lower grade phases, in line with the mine plan. Mill throughput in the fourth quarter of 2018 was consistent compared to the same period in 2017. Full year milled copper grades decreased by 10% compared to 2017, due to the factors described above. Mill throughput for full year 2018 was 9% higher compared to 2017 as a result of mine blasting optimization and increased plant availability. Our Constancia mill achieved record annual mill throughput for 2018.

Copper recoveries in the fourth quarter of 2018 improved over the prior year as a result of several metallurgical initiatives. While recoveries vary from quarter to quarter depending on the complexity of the ore feed, the Company is seeing results from recovery improvement initiatives. These initiatives include continuous improvement efforts targeting water distribution and equipment operating efficiencies, the integration of an automated, advanced process control system in the grinding and bulk flotation circuits, and changes in some key operational strategies. Recovery improvements over the full year were driven by the same factors as the fourth quarter variances versus prior year. The recovery improvement initiatives will continue through 2019.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2018 were consistent with the same period in 2017. On a full year basis, including molybdenum plant costs, combined unit operating costs in 2018 of $9.44 per tonne were 7% higher than 2017 due to a decrease in capitalized stripping, higher costs for diesel and power, and higher molybdenum production, partially offset by higher mill throughput. Full year 2018 combined unit operating costs also include the signing bonuses for the three-year collective bargaining agreement signed earlier in 2018. Excluding molybdenum plant costs, combined unit costs for the full year were $9.17 per tonne. The molybdenum plant was operated substantially more than expected in the second half of 2018 following ongoing plant optimization initiatives, and the increase in revenue from molybdenum sales of $12.9 million from 2017 to 2018 more than offset the additional molybdenum plant costs of $2.7 million over the same periods.

We expect continued high utilization of the Constancia molybdenum plant in 2019, resulting in higher molybdenum plant costs, which is reflected in the guidance for combined unit costs as well as expected higher molybdenum production in 2019.

		Three months ended		Year ended		Guidance
Contained metal in		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
concentrate produced		2018	2017	2018	2017	2018	2019
Copper	tonnes	30,834	33,837	122,178	121,781	95,000 - 115,000	100,000 - 125,000
Gold	oz	7,522	5,139	24,189	17,579
Silver	oz	750,747	670,219	2,729,859	2,374,008
Molybdenum	tonnes	329	119	904	454		1,100 - 1,200
Precious metals[1]	oz	18,247	14,713	63,187	51,493	50,000 - 70,000[2]	45,000 - 55,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

2 Initial 2018 guidance for Constancia precious metals production was 65,000 to 85,000 ounces.

In the fourth quarter of 2018, production of copper was lower than the same period in 2017, mainly due to lower copper grades. Production of gold and silver during the fourth quarter of 2018 was higher than the same period in 2017 due to higher grades and recoveries. The molybdenum plant continued to operate at substantially higher rates during the quarter, resulting in the production of 329 tonnes and 904 tonnes of molybdenum for the current quarter and full year, respectively. Year-over-year, copper production increased slightly and exceeded the high end of full year guidance by 6%, due to higher throughput and recoveries more than offsetting lower grade. Production of precious metals and molybdenum also increased year-over-year due to the same factors and precious metals production was within guidance expectations.

Peru Cash Cost and Sustaining Cash Cost

			Three months ended		Year ended
			Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
			2018	2017	2018	2017
Cash cost per pound of copper produced, net of by- product credits[1]	$	/lb	1.31	1.38	1.36	1.28
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$	/lb	1.65	1.90	1.57	1.79

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three and twelve months ended December 31, 2018 was $1.31 and $1.36, decreasing by 5% and increasing by 6%, respectively, from the same periods in 2017. The decrease in the quarter is primarily due to higher by-product credits partially offset by lower copper production. The increase for the full year is mainly as a result of higher consumable costs and lower capitalized stripping, partially offset by higher by-product credits.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three and twelve months ended December 31, 2018 was $1.65 and $1.57, respectively. This represents a decrease of 13% and 12%, respectively, from the same periods in 2017, as a result of reduced sustaining capital spending on heavy civil works in Peru, which more than offset the factors noted above.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2018	2017	2018	2017
Payable metal in concentrate
Copper	tonnes	31,252	34,227	116,449	111,402
Gold	oz	7,262	4,442	20,420	12,464
Silver	oz	672,756	543,763	2,255,700	1,950,893
Molybdenum	tonnes	447	68	819	491

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2018	2017	2018	2017
777
Ore	tonnes	244,613	202,528	966,567	1,014,369
Copper	%	1.76	1.86	1.47	1.65
Zinc	%	3.46	5.40	4.43	5.17
Gold	g/tonne	1.61	2.48	1.83	2.11
Silver	g/tonne	24.37	34.46	28.34	27.59
Lalor
Ore	tonnes	317,616	334,229	1,260,241	1,293,418
Copper	%	0.82	0.77	0.74	0.68
Zinc	%	6.80	7.20	6.25	7.73
Gold	g/tonne	2.09	2.25	2.19	1.93
Silver	g/tonne	24.66	25.19	25.39	23.18
Reed[1]
Ore	tonnes	—	102,229	326,363	460,413
Copper	%	—	3.52	3.35	3.67
Zinc	%	—	0.69	0.90	0.60
Gold	g/tonne	—	0.51	0.77	0.47
Silver	g/tonne	—	8.97	9.08	7.19
Total Mines
Ore	tonnes	562,229	638,986	2,553,171	2,768,200
Copper	%	1.23	1.55	1.35	1.53
Zinc	%	5.35	5.59	4.87	5.61
Gold	g/tonne	1.88	2.04	1.87	1.75
Silver	g/tonne	24.53	25.54	24.42	22.14

1 Includes 100% of Reed mine production.

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Unit Operating Costs [1,2]		2018	2017	2018	2017
Mines
777	C$/tonne	87.29	90.34	80.59	68.49
Lalor	C$/tonne	110.98	80.91	94.73	80.12
Reed	C$/tonne	—	109.02	72.62	73.70
Total Mines	C$/tonne	100.67	87.36	87.11	74.85

1 Reflects costs per tonne of ore mined.
2 Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Manitoba operations during the fourth quarter of 2018 decreased by 12% compared to the same period in 2017. Decreased production at Lalor and the closure of the Reed mine was partially offset by increased production at 777.

Overall, copper, gold, zinc and silver grades were 21%, 8%, 4%, and 4% lower, respectively, in the fourth quarter of 2018 compared to the same period of 2017. Grade variances reflected anticipated declines in 777 and Lalor grades in accordance with their respective mine plans, together with the cessation of high-grade copper production from Reed following its closure. Unit operating costs for all Manitoba mines for the fourth quarter of 2018 increased by 15% compared to the same period in 2017 for the reasons described below.

Ore mined at 777 in the fourth quarter of 2018 increased by 21%, compared to the same period last year. The higher production is attributable to improved availability of the scoop and truck fleet, and a focus on increasing the key performance indicators in the drilling, blasting and backfilling processes. Lower unit operating costs in the fourth quarter were driven by higher volumes.

Ore mined at Lalor in the fourth quarter of 2018 decreased by 5% compared to the same period last year. As anticipated, the factors affecting production in the third quarter constrained production in the fourth quarter; however, the Lalor production ramp up to 4,500 tonnes per day is expected to be realized in 2019. The Lalor pastefill plant has been performing well, which has resulted in a step change in the backfilling process. Higher unit operating costs reflect production constraints as well as costs associated with the ramp up to 4,500 tonnes per day.

The Reed mine produced its last ore in August and processing of Reed ore was completed in early September. Closure activities at Reed mine were completed in October, with all equipment removed from site. Reclamation work is planned to continue in 2019.

Total ore mined at our Manitoba operations during the full year was 8% lower than 2017. Copper and zinc grades for the full year in 2018 were lower than 2017 by 12% and 13%, respectively, while gold and silver grades were 7% and 10% higher, respectively, which is in line with mine plan expectations. Total mine unit costs for the full year were 16% higher than 2017 as a result of lower ore production, costs associated with Lalor’s ramp up and higher maintenance and rehabilitation costs.

Based on year end results, our Manitoba business unit achieved copper and zinc production guidance and costs were within guidance expectations, as revised in the second quarter of 2018. Precious metals production reflected our updated strategy of mining the Lalor gold zones at a later date to achieve higher recoveries with the New Britannia gold mill.

Processing Facilities

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2018	2017	2018	2017
Flin Flon Concentrator
Ore	tonnes	259,569	402,240	1,423,744	1,602,688
Copper	%	1.73	2.06	1.90	2.12
Zinc	%	3.55	4.50	3.71	4.08
Gold	g/tonne	1.62	1.89	1.63	1.65
Silver	g/tonne	24.79	25.78	23.48	21.69
Copper concentrate	tonnes	16,618	34,308	107,972	132,278
Concentrate grade	% Cu	24.42	22.54	23.11	23.81
Zinc concentrate	tonnes	15,510	29,987	89,289	109,451
Concentrate grade	% Zn	49.75	50.76	49.74	51.28
Copper recovery	%	90.4	93.3	92.3	92.6
Zinc recovery	%	83.7	84.1	84.2	85.9
Gold recovery	%	62.8	65.3	64.5	62.2
Silver recovery	%	54.8	61.9	60.2	58.9
Contained metal in concentrate produced
Copper	tonnes	4,059	7,734	24,947	31,488
Zinc	tonnes	7,717	15,222	44,415	56,128
Precious metals[1]	oz	10,116	18,916	57,227	62,357
Stall Concentrator
Ore	tonnes	313,995	267,636	1,201,466	1,102,034
Copper	%	0.84	0.71	0.72	0.65
Zinc	%	6.83	7.28	6.38	7.76
Gold	g/tonne	2.09	2.26	2.15	1.91
Silver	g/tonne	24.58	25.14	25.27	22.85
Copper concentrate	tonnes	11,498	8,492	37,047	29,362
Concentrate grade	% Cu	20.39	18.89	20.04	20.18
Zinc concentrate	tonnes	38,296	34,708	139,268	152,766
Concentrate grade	% Zn	51.42	51.38	51.10	51.73
Copper recovery	%	88.6	84.5	85.7	82.4
Zinc recovery	%	91.9	91.6	92.8	92.4
Gold recovery	%	57.1	58.6	57.6	56.3
Silver recovery	%	60.7	58.7	59.2	56.2
Contained metal in concentrate produced
Copper	tonnes	2,345	1,604	7,425	5,923
Zinc	tonnes	19,691	17,833	71,173	79,028
Precious metals[1]	oz	14,184	13,234	55,961	44,561

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs[1]		2018	2017	2018	2017	2018	2019
Concentrators
Flin Flon	C$/tonne	35.13	20.68	25.29	19.26
Stall	C$/tonne	27.23	29.09	26.71	29.63
Combined mine/mill unit operating costs[2,4]
Manitoba	C$/tonne	143	125	130	118	125 - 135[3]	115 - 135

1 Reflects costs per tonne of milled ore.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore. Includes the cost of ore purchased from our joint venture partner at Reed mine.

3 Initial 2018 guidance for Manitoba unit operating costs was C$110 - 123 per tonne.

4 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore processed in Flin Flon in the fourth quarter of 2018 was 35% lower than the same period in 2017. The lower processing volumes are a result of the Reed mine closure, and sustained improvements at the Stall concentrator resulting in less ore transported to Flin Flon for processing, partially offset by increased ore from the 777 mine.

Copper recoveries in the fourth quarter of 2018 were 3% lower compared with the same period in 2017, while zinc recoveries were consistent, and gold and silver recoveries were 4% and 11% lower, respectively. Unit operating costs at the Flin Flon concentrator were significantly higher in the fourth quarter of 2018 compared to the same period in 2017 as a result of lower processed volumes.

Ore processed was 17% higher and copper recoveries were 5% higher at the Stall concentrator in the fourth quarter of 2018 compared with the same period in 2017, as a result of ongoing operational and maintenance improvements and better metallurgical understanding of the Lalor ore. Unit operating costs at the Stall concentrator were 6% lower in the fourth quarter of 2018 compared to the same period in 2017 as a result of increased throughput. The throughput improvements have resulted in the drawing down of ore inventories to normal working levels.

Ore processed for the full year in 2018 in Flin Flon was 11% lower than 2017 as a result of combined mine output. Copper recoveries were consistent year over year and zinc recoveries were 2% lower in 2018 compared to 2017, as a result of lower head grades. Gold and silver recoveries for the full year were 4% and 2% higher, respectively, compared to 2017. Full year unit operating costs at the Flin Flon concentrator were 31% higher than 2017 as a result of higher overall maintenance costs driven by aging infrastructure and equipment, increased material handling costs realized in the first half of 2018 related to colder than typical weather, and lower volumes from the mines. Ore processed for the full year in 2018 at Stall was 9% higher, and recoveries for all metals at the Stall concentrator were higher than 2017. Full year unit operating costs at the Stall concentrator were 10% lower than 2017, primarily as a result of higher production and improved mill reliability.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter and full year in 2018 were 14% and 10% higher, respectively, than in the same periods in 2017 due mainly to Reed closure, higher 777 and Lalor mining costs and Flin Flon mill maintenance.

		Three months ended		Year ended		Guidance
Manitoba contained
metal in concentrate		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
produced[1,2]		2018	2017	2018	2017	2018 [1]	2019
Copper	tonnes	6,404	9,338	32,372	37,411	27,500 - 32,500	22,000 - 25,000
Gold	oz	20,529	27,389	95,693	91,014
Silver	oz	263,937	333,272	1,224,610	1,113,250
Zinc	tonnes	27,408	33,055	115,588	135,156	105,000 - 130,000	100,000 - 115,000
Precious metals[3]	oz	24,300	32,150	113,188	106,918	120,000 - 145,000	105,000 - 125,000

1 Includes 100% of Reed mine production.
2 Metal reported in concentrate is prior to deductions associated with smelter terms.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the fourth quarter of 2018, copper, gold, and silver production was 31%, 25%, and 21% lower, respectively, compared to the same period in 2017. Zinc production was 17% lower compared to the same period in 2017 as a result of lower grades at Lalor and 777, in line with their respective mine plans. The Reed mine closure in August 2018 affected contained copper production compared to the fourth quarter of 2017.

Production of copper and zinc metals met full year 2018 guidance. Precious metal production reflected our updated strategy of mining the Lalor gold zones at a later date to achieve higher recoveries with the New Britannia gold mill, as previously announced.

Zinc Plant

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Zinc Production		2018	2017	2018	2017	2018	2019
Zinc Concentrate Treated
Domestic	tonnes	59,838	59,302	220,960	223,973
Refined Metal Produced
Domestic	tonnes	26,885	27,794	102,053	107,946	100,000 - 115,000	95,000 - 105,000

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2018	2017	2018	2017	2018	2019
Zinc Plant [1,2]	C$/lb	0.49	0.43	0.50	0.43	0.40 - 0.50	0.47 - 0.55

1 Zinc unit operating costs include G&A costs.

2 Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Production of cast zinc in the fourth quarter of 2018 was consistent with the same period in 2017 while operating costs per pound of zinc metal produced were 14% higher as a result of increased maintenance costs. Operating costs per pound of zinc metal produced for the full year in 2018 were 16% higher compared to 2017 for the same reasons stated above. Refined zinc metal production and zinc plant unit operating costs were within guidance ranges for 2018.

Manitoba Cash Cost and Sustaining Cash Cost

			Three months ended		Year ended
			Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
			2018	2017	2018	2017
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by- product credits [1]	$	/lb	(0.87)	(1.42)	(0.64)	(0.59)
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$	/lb	1.55	(0.35)	0.96	0.23

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by- product credits [1]	$	/lb	0.75	0.29	0.46	0.20
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$	/lb	1.31	0.59	0.91	0.43

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

In Manitoba, cash cost per pound of copper produced, net of by-product credits, in the fourth quarter and full year 2018 were negative $0.87 and negative $0.64 per pound of copper produced, respectively. These costs were higher compared to the same period in 2017, primarily as a result of lower production due to the Reed mine closure.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2018 was $1.55, which is higher than the prior year period due to higher cash costs and higher sustaining capital expenditures. Sustaining cash cost per pound of copper produced, net of by-product credits, increased by $0.73 for the full year 2018, compared to 2017, as a result of increased capital development expenditures at Lalor and planned increased sustaining and exploration capital spending.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the fourth quarter and full year 2018 were both higher compared to the same periods last year as a result of the same cost factors and capital spending described above, combined with decreased zinc production and lower copper by-product revenue.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2018	2017	2018	2017
Payable metal in concentrate
Copper	tonnes	5,098	7,252	31,474	37,253
Gold	oz	18,599	26,779	92,677	97,306
Silver	oz	236,744	291,723	1,116,653	1,109,376
Zinc	tonnes	5,259	7,138	12,593	12,701

Refined zinc	tonnes	25,875	25,180	103,130	103,676

OUTLOOK

This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 19, 2019. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this section. For additional information on forward-looking information, refer to the "Forward-Looking Information" section of this MD&A. We may update our outlook depending on changes in metals prices and other factors. In addition to this section, refer to the "Operations Review" and "Financial Review" sections for additional details on our outlook for 2019. For information on our sensitivity to metals prices, refer below to the "Commodity Markets" and "Sensitivity Analysis" sections of this MD&A.

Material Assumptions

Our production and operating cost guidance, along with our capital and exploration expenditure forecasts for 2019 are discussed in detail below.

Production Guidance

			Year ended
Contained Metal in Concentrate[1]		2019 Guidance	Dec. 31, 2018	2018 Guidance
Manitoba[2]
Copper	tonnes	22,000 - 25,000	32,372	27,500 - 32,500
Zinc	tonnes	100,000 - 115,000	115,588	105,000 - 130,000
Precious metals[3]	oz	105,000 - 125,000	113,188	120,000 - 145,000

Peru
Copper	tonnes	100,000 - 125,000	122,178	95,000 - 115,000
Precious metals[3]	oz	45,000 - 55,000	63,187	50,000 - 70,000[4]
Molybdenum	tonnes	1,100 - 1,200	904	—

Total
Copper	tonnes	122,000 - 150,000	154,550	122,500 - 147,500
Zinc	tonnes	100,000 - 115,000	115,588	105,000 - 130,000
Precious metals[3]	oz	150,000 - 180,000	176,375	170,000 - 215,000
Molybdenum	tonnes	1,100 - 1,200	904	—

1 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
2 2018 figures include 100% of Reed mine production; Hudbay owned a 70% interest in the Reed mine.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1.
4 Initial 2018 guidance for Constancia precious metals production was 65,000 to 85,000 ounces

On a consolidated basis, Hudbay’s copper production exceeded 2018 guidance and production of zinc and precious metals were within 2018 guidance ranges. Production of copper benefited from increased throughput and recoveries at Constancia despite expected lower grades year-over-year. Zinc production declined over 2017 levels due to lower zinc grades at both Lalor and 777.

In 2019, production of copper contained in concentrate is forecast to decrease by approximately 12%1 compared to 2018 production, primarily due to the closure of the Reed mine in 2018 and slightly lower copper grades at Constancia in line with the mine plan. Production of zinc contained in concentrate in 2019 is forecast to decrease by approximately 7%1 compared to 2018 production, due to lower zinc grades at the 777 and Lalor mines, in line with their respective mine plans. Lalor mine ramp-up is on track to reach a nominal 4,500 tonnes per day in 2019 as a result of several recent initiatives including increased drill inventory, improved paste backfill availability, engagement of third party contractors and higher planned equipment utilization.

Production of precious metals contained in concentrate in 2019 is forecast to slightly decrease by approximately 6%1 compared to 2018 production, primarily due to marginally lower precious metals grades at Constancia. Manitoba precious metals production reflects the optimization of the Lalor mine plan to prioritize base metal ore in the near term, and defer certain areas of high-grade gold and copper-gold ore until the planned restart of the New Britannia mill in 2022, as recently announced.

Peru precious metals production has the potential to be higher than the stated guidance levels in 2019 if the land access agreement related to the Pampacancha deposit is in place by the end of May 2019. Negotiations with the community to secure surface rights over the Pampacancha deposit are progressing, following the election of a new community council in the fourth quarter of 2018.

Capital Expenditure Guidance

Capital Expenditures[1]		Year ended
(in $ millions)	2019 Guidance	Dec. 31, 2018	2018 Guidance
Sustaining capital
Manitoba	100.0	104.4	85.0
Peru[2]	95.0	40.0	50.0
Total sustaining capital	195.0	144.4	135.0
Growth capital
Manitoba	10.0	18.1	20.0
Peru[3]	45.0	2.3	—
Arizona	20.0	19.7	35.0
Total growth capital	75.0	40.1	55.0
Capitalized exploration	15.0	11.7	10.0
Total capital expenditures	285.0	196.2	200.0

1 Excludes capitalized interest.
2 Includes capitalized stripping costs.
3 Initial 2018 guidance for Peru growth capital expenditures was $45.0 million. This included expenditures for developing the Pampacancha deposit and acquiring surface rights which, as previously announced, was deferred to 2019.

Total planned sustaining capital expenditures in 2019 are expected to increase by approximately 35% from 2018 levels. The increase is mainly due to an approximate $55 million increase in spending in Peru from 2018 levels, as a major raise of the Constancia tailings management facility is expected in 2019, in line with the NI 43-101 Technical Report filed in March 2018. Planned sustaining capital expenditures in Manitoba include continued drilling of the gold and copper-gold zones at Lalor and elevated spending on tailings management facilities in 2019 to implement upgrades and provide increased storage capacity.

Manitoba growth capital spending of $10 million includes a feasibility study and early works to advance the refurbishment of the New Britannia gold mill and our Lalor gold strategy.

[1] Year-over-year forecast changes assume the mid- point of the respective 2019 guidance range is achieved.

Peru growth capital of $45 million includes initial expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community. This spending is expected to be reduced if a land access agreement related to the Pampacancha deposit is not in place by the end of May 2019. Arizona spending of $20 million on the Rosemont project is intended to support ongoing permitting, legal and mitigation efforts, and would increase significantly if permitting is completed and early works on the project commence during 2019.

Exploration Guidance

Hudbay continues to grow its exploration portfolio of owned or optioned mineral properties which now consists of approximately 885,000 hectares across Canada, Peru, the United States and Chile. Hudbay’s 2019 exploration budget of $40 million, which includes option payments, will be focused on exploration near existing processing infrastructure in Manitoba and Peru, as well as exploration properties in Nevada, Chile and British Columbia.

In January 2018, Hudbay acquired control of a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Hudbay has commenced permitting, community relations and technical activities required to access and conduct drilling activities on these properties and has been successful in reaching a community agreement covering two of the properties to date with plans to drill those properties in 2019. In Manitoba, we expect to conduct more underground drilling at Lalor to support the long-term gold strategy in Snow Lake as well as several regional greenfield exploration drill targets in an attempt to expand both our base metal and gold resource base.

Hudbay acquired the Ann Mason property at the end of the fourth quarter of 2018 through the acquisition of Mason Resources Corp. Exploration activities at Ann Mason over 2019 will consist of geological mapping, geochemical sampling and geophysical surveys, as well as diamond drilling to identify potential sources of high grade mineralization that could enhance the feed grade in the early years of a future milling operation.

Exploration Expenditures		Year ended
(in $ millions)	2019 Guidance	Dec. 31, 2018	2018 Guidance
Peru	20.0	15.6	20.0
Manitoba	10.0	14.1	15.0
Generative and other	10.0	10.6	15.0
Total exploration expenditures	40.0	40.3	50.0
Capitalized spending	(15.0)[1]	(11.7)	(10.0)
Total exploration expense	25.0	28.6	40.0

1 2019 guidance assumes exploration expenditures of $5 million and $10 million for Manitoba and Peru, respectively, will be capitalized.

Unit Operating Cost Guidance

Combined Mine/Mill Unit Operating				Year ended
Cost[1,2]			2019 Guidance	Dec. 31, 2018	2018 Guidance
Manitoba		C$/tonne	115 - 135	130	125 - 135[3]
Peru	$	/tonne	7.90 - 9.70	9.44[4]	7.50 - 9.20

1 Reflects combined mine, mill and G&A costs per tonne of milled ore. Manitoba 2018 figures include the cost of ore purchased from our joint venture partner at the Reed mine. Peru costs reflect the deduction of expected capitalized stripping costs.
2 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
3 Initial 2018 guidance for Manitoba unit operating costs was C$110 - 123 per tonne.
4 Excluding molybdenum plant costs, combined unit costs for the full year were $9.17 per tonne.

In 2018, combined unit costs for Manitoba were in line with revised guidance expectations. In Peru, the combined unit costs were above the guidance range primarily due to substantially increased utilization of the molybdenum plant, which contributed to higher unit costs but reduced Peru cash costs due to higher by-product revenue. Peru unit costs were also affected by the accrual for signing bonuses for the three-year collective bargaining agreement agreed to earlier in 2018.

Combined unit costs for Manitoba in 2019 are forecast to be slightly lower2 than 2018 unit costs of approximately C$130 per tonne which reflects the closure of the Reed mine, declining ore production at the 777 mine, costs for trucking ore from Lalor to the Flin Flon concentrator for processing and the cost of additional contracted labour at Lalor. Combined unit costs for Peru in 2019 are expected to be approximately 7%2 lower than 2018 unit costs as a result of operating efficiencies and the impact of a one-time accrual in 2018 for signing bonuses for the three-year collective bargaining agreement. 2019 Peru unit costs and molybdenum production guidance also reflect expected high utilization rates of the molybdenum plant.

Metal production in any particular quarter may vary from the implied annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter, the timing of planned maintenance, and other factors. Mining and processing costs in any particular quarter can also vary from the annual guidance rate above based on a variety of factors, including the scheduling of maintenance events and seasonal heating requirements, particularly in Manitoba.

			Year ended
Flin Flon Zinc Plant Guidance		2019 Guidance	Dec. 31, 2018	2018 Guidance
Zinc metal produced	tonnes	95,000 - 105,000	102,053	100,000-115,000
Unit operating costs[1]	C$/lb	0.47 - 0.55	0.50	0.40 - 0.50

1 Unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Zinc plant production and costs in 2019 reflect a planned maintenance shutdown to support continued operation of the zinc plant through 2021.

Commodity Markets

Our 2019 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the Chinese, North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below and in the “Sensitivity Analysis” section of this MD&A.

In addition to our production, financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and zinc declined significantly in 2018 as concerns about the trade dispute between the U.S. and China, and the resulting drag on Chinese economic growth, outweighed supportive fundamentals in the physical copper and zinc markets.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2018, the London Metal Exchange (“LME”) copper price averaged $2.96 per pound ("/lb"), with prices ranging between $2.61/lb and $3.33/lb. Copper refined metal markets experienced a modest deficit in 2018 that increased compared to a small deficit in 2017, as mine supply growth lagged copper demand growth.

[2] Year-over-year forecasted changes to unit costs assume the mid-point of the 2019 guidance range is achieved.

In 2019, global copper mine supply is forecast to be largely unchanged from 2018 with limited new mine supply to offset declining overall grades, while demand growth, even at lower rates than in 2018, is expected to cause the copper market deficit to increase further in 2019 compared to 2018.

We believe current copper prices remain at levels that are too low to incentivize sufficient investments in new copper production to meet anticipated demand. New copper production will be needed to replace mine depletion and progressively lower mine grades globally. As a result, with growing physical market deficits and assuming continued global and Chinese economic growth, significantly higher copper prices are anticipated over the next five years.

Zinc

In 2018, the LME zinc price averaged $1.33/lb, with prices ranging from $1.04/lb to $1.64/lb. Zinc market deficits that have been in place for several years continued to grow in 2018, with the refined metal deficit estimated to reach 8% of global demand. Zinc demand in China and globally saw modest growth in 2018, but zinc metal production was constrained by limited concentrate supply and environmental restrictions on Chinese smelters. While zinc concentrate availability has improved as a result of the start-up of several new mines, refined metal production will need to increase substantially in 2019 to meet even modest demand growth. The deficits over the past few years have reduced global inventories of zinc metal to historically low levels, so if smelters are unable to achieve planned production growth due to environmental constraints in China or due to other factors, metal scarcity could result in significantly higher prices. Over the medium term, growth in new zinc mine supply and smelter output is expected to enable the zinc market to balance and rebuild depleted stockpiles.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on our 2019 net profit, earnings per share and operating cash flow, assuming that our operational performance is consistent with our guidance for 20195.The effects of a given change in an assumption are isolated.

	2019	Change of 10%	Impact on	Impact on	Impact on Operating CF
	Base	represented by:	Profit	EPS[1]	before WC changes
Metals Prices
Copper price	US$3.00/lb	+/- US$0.30/lb	+/- US$53M	+/- 0.20	+/- US$56M
Zinc price	US$1.20/lb	+/- US$0.12/lb	+/- US$16M	+/- 0.06	+/- US$25M
Gold price[2]	US$1,250/oz	+/- US$125/oz	+/- US$7M	+/- 0.03	+/- US$9M

Exchange Rates [3]
C$/US$	1.30	+/- 0.13	+/- US$33M	+/- 0.13	+/- US$28M

1 Based on 261.3 million common shares outstanding as at December 31, 2018.
2 Gold price sensitivity also includes an impact of a +/- 10% change in the silver price (2019 assumption: $16.50/oz of silver).
3 Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.
4 Quotational period hedging program neutralizes provisional pricing adjustments

[5] Year-over-year forecasted changes to unit costs assume the mid-point of the 2019 guidance range is achieved.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2018, we recorded a net loss of $3.5 million compared to a profit of $94.3 million for the same period in 2017, a decrease in profit of $97.8 million.

For the full year in 2018, we recorded a net profit of $85.4 million compared to net profit of $139.7 million in 2017, a decrease in profit of $54.3 million. The following table provides further details on these variances:

	Three months ended	Year ended
(in $ millions)	December 31, 2018	December 31, 2018
(Decrease) increase in components of profit or loss:
Revenues	(72.6)	70.1
Cost of sales
Mine operating costs	8.7	(70.2)
Depreciation and amortization	(5.8)	(35.2)
Net finance expense	2.3	51.6
Exploration	(0.2)	(13.1)
Other	5.7	(5.3)
Tax	(35.9)	(52.2)
(Decrease) increase in profit in 2018 compared to 2017	(97.8)	(54.3)

Revenue

Revenue for the fourth quarter of 2018 was $351.8 million, $72.6 million lower than the same period in 2017, primarily as a result of lower metal prices for most commodities, and lower copper, zinc and gold sales volumes, partially offset by higher gold prices and higher silver sales volumes.

Full year revenue in 2018 was $1,472.4 million, $70.1 million higher than 2017, due to significantly higher realized sales prices for all commodities and higher sales volumes for precious metals.

	Three months ended	Year ended
(in $ millions)	December 31, 2018	December 31, 2018

Metals prices[1]
(Lower) higher copper prices	(25.6)	36.2
(Lower) higher zinc prices	(19.4)	2.7
Higher gold prices	5.4	9.1
(Lower) higher silver prices	(1.8)	0.4
Sales volumes
(Lower) higher copper sales volumes	(39.3)	(4.6)
(Lower) zinc sales volumes	(4.0)	(1.9)
(Lower) higher gold sales volumes	(6.1)	2.8
Higher silver sales volumes	2.6	8.5
Other
Higher (lower) derivative mark-to-market gains	1.4	0.2
Molybdenum volume and pricing differences	10.6	12.9
Other volume and pricing differences	—	(0.4)
Effect of lower treatment and refining charges	3.6	4.2

(Decrease) increase in revenue in 2018 compared to 2017	(72.6)	70.1

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2018	2017	2018	2017
Copper	225.9	280.9	963.1	927.0
Zinc	86.5	106.4	357.4	347.7
Gold	33.4	34.4	149.0	137.3
Silver	21.4	20.8	85.8	76.9
Molybdenum	11.9	1.4	21.0	9.4
Other metals	1.4	1.3	4.7	5.0
Gross revenue	380.5	445.2	1,581.0	1,503.3
Pricing and volume adjustments[1]	(1.3)	10.2	(6.7)	5.1
Treatment and refining charges	(27.4)	(31.0)	(101.9)	(106.1)
Revenue	351.8	424.4	1,472.4	1,402.3

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the fourth quarter and full year in 2018 and 2017, respectively, are summarized below:

				Realized prices[1] for the			Realized prices[1] for the
				Three months ended			Year ended
			LME QTD	Dec. 31,	Dec. 31,	LME YTD	Dec. 31,	Dec. 31,
			2018[2]	2018	2017[3]	2018[2]	2018	2017[3]
Prices
Copper	$	/lb	2.80	2.77	3.13	2.96	2.93	2.82
Zinc[4]	$	/lb	1.19	1.25	1.53	1.33	1.39	1.38
Gold[5]	$	/oz		1,554	1,190		1,359	1,272
Silver[5]	$	/oz		22.50	24.83		25.52	25.09
Molybdenum	$	/lb		12.17	9.47		12.06	8.23

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 Gold and silver realized prices for 2017 have been restated due to IFRS 15 impacts. Please refer to note 4 of the financial statements for further information.
4 This amount includes a realized sales price of $1.27 and $1.41 for cast zinc metal and $1.19 and $1.25 for zinc concentrate sold for the three and twelve months ended December 31, 2018, respectively. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.
5 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 33.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended December 31, 2018

(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	225.9	86.5	33.4	21.4	11.9	1.4	380.5
Pricing and volume adjustments[2]	(4.2)	(0.3)	3.0	0.1	0.1	—	(1.3)
Derivative mark-to-market and other[3]	—	(0.3)	3.8	(1.0)	—	—	2.5
Revenue, excluding mark-to-market on non-QP hedges	221.7	85.9	40.2	20.5	12.0	1.4	381.7
Payable metal in concentrate sold [4]	36,350	31,134	25,861	909,500	447	—	—
Realized price [5,6]	6,098	2,760	1,554	22.50	26,833	—	—
Realized price [7]	2.77	1.25	—	—	12.17	—	—

Twelve months ended December 31, 2018

(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	963.1	357.4	149.0	85.8	21.0	4.7	1,581.0
Pricing and volume adjustments[2]	(6.4)	(3.5)	2.5	(0.1)	0.8	—	(6.7)
Derivative mark-to-market and other[3]	—	0.7	2.2	0.4	—	—	3.3
Revenue, excluding mark-to-market on non-QP hedges	956.7	354.6	153.7	86.1	21.8	4.7	1,577.6
Payable metal in concentrate sold [4]	147,923	115,723	113,097	3,372,353	819	—	—
Realized price [5,6]	6,468	3,065	1,359	25.52	26,592	—	—
Realized price [7]	2.93	1.39	—	—	12.06	—	—

Three months ended December 31, 2017

(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	280.9	106.4	34.4	20.8	1.4	1.3	445.2
Pricing and volume adjustments[2]	5.7	1.8	2.7	(0.1)	—	0.1	10.2
Derivative mark-to-market and other[3]	—	1.1	—	—		—	1.1
Revenue, excluding mark-to-market on non-QP hedges	286.6	109.3	37.1	20.7	1.4	1.4	456.5
Payable metal in concentrate sold [4]	41,479	32,318	31,221	835,486	68	—	—
Realized price [5,6]	6,909	3,381	1,190	24.83	20,878	—	—
Realized price [7]	3.13	1.53	—	—	9.47	—	—

Twelve months ended December 31, 2017

(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	927.0	347.7	137.3	76.9	9.4	5.0	1,503.3
Pricing and volume adjustments[2]	(1.9)	5.2	2.3	(0.1)	(0.5)	0.1	5.1
Derivative mark-to-market and other[3]	—	0.9	—	—	—	—	0.9
Revenue, excluding mark-to-market on non-QP hedges	925.1	353.8	139.6	76.8	8.9	5.1	1,509.3
Payable metal in concentrate sold [4]	148,655	116,377	109,770	3,060,269	491	—	—
Realized price [5,6]	6,223	3,041	1,272	25.09	18,148	—	—
Realized price [7]	2.82	1.38	—	—	8.23	—	—

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
2 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.
3 Derivative mark-to-market excludes mark-to-market on QP hedges.
4 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
5 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
6 Gold and Silver realized prices for 2017 have been restated due to IFRS 15 impacts. Refer to note 4 of the financial statements for details.
7 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

			Three months ended		Year ended
			Dec. 31, 2018		Dec. 31, 2018
			Manitoba	Peru	Manitoba	Peru
Gold		oz	4,353	3,645	19,217	12,044
Silver		oz	129,268	628,936	515,183	2,180,098
Gold deferred revenue drawdown rate[1,2]	$	/oz	1,241	967	1,262	967
Gold cash rate[3]	$	/oz	416	400	414	400
Silver deferred revenue drawdown rate[1,2]	$	/oz	24.22	21.79	24.54	21.79
Silver cash rate[3]	$	/oz	6.14	5.90	6.11	5.90

			Three months ended		Year ended
			Dec. 31, 2017		Dec. 31, 2017
			Manitoba	Peru	Manitoba	Peru
Gold [4]		oz	6,568	2,212	24,479	8,842
Silver [4]		oz	124,484	539,135	526,648	1,924,220
Gold deferred revenue drawdown rate[1,5]	$	/oz	1,290	1,013	1,272	1,013
Gold cash rate [3]	$	/oz	412	400	410	400
Silver deferred revenue drawdown rate[1,5]	$	/oz	25.16	21.53	24.59	21.53
Silver cash rate [3]	$	/oz	6.08	5.90	6.05	5.90

1 Deferred revenue amortization is recorded in Manitoba at C$1,635/oz and C$31.88/oz for gold and silver, respectively, and converted to US dollars at the exchange rate in effect at the time of revenue recognition.
2 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
3 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.
4 Included in both three months ended and year ended December 31, 2017 amounts above, is 3,611 oz of gold and 46,205 oz of silver that did not result in a drawdown of deferred revenue.
5 Gold and silver deferred revenue drawdown rates for 2017 have been restated due to IFRS 15 impacts. Refer to note 4 of the consolidated financial statements for information.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
(in $ thousands)		(Restated)		(Restated)
Peru
Mining	21,721	21,334	91,324	61,459
Milling	39,590	39,703	150,016	138,502
Changes in product inventory	3,453	4,725	(4,141)	(2,960)
Depreciation and amortization	52,510	52,570	211,152	178,700
G&A	15,057	17,528	56,358	56,205
Freight, royalties and other charges	16,905	13,764	59,642	49,659
Total Peru cost of sales	149,236	149,624	564,351	481,565
Manitoba
Mining	42,825	41,794	165,108	151,994
Milling	13,372	12,666	52,544	48,947
Zinc plant	18,837	18,458	73,008	67,966
Purchased ore and concentrate (before inventory changes)	—	6,156	20,804	21,881
Changes in product inventory	2,935	(7,918)	11,395	(9,919)
Depreciation and amortization	29,733	23,842	121,515	118,770
G&A	9,392	23,267	46,139	63,645
Freight, royalties and other charges	10,217	11,517	43,762	48,349
Total Manitoba cost of sales	127,311	129,782	534,275	511,633
Cost of sales	276,547	279,406	1,098,626	993,198

Total cost of sales for the fourth quarter of 2018 was $276.5 million, reflecting a decrease of $2.9 million from the fourth quarter of 2017. Cost of sales related to Peru remained relatively consistent for the fourth quarter of 2018 compared to the same period of 2017. In Manitoba, cost of sales decreased by $2.5 million compared to the fourth quarter of 2017 as a result of lower G&A costs due to a $10.4 million pension charge recognized in the fourth quarter of 2017 arising from the new collective bargaining agreement, offset in part by higher depreciation costs and timing of inventory drawdowns.

Cost of sales for the full year in 2018 was $1,098.6 million, an increase of $105.4 million compared to 2017. The increase is mostly attributable to Peru, which increased by $82.8 million, due mainly to higher spending and depreciation arising from higher mine and mill production rates. Also contributing to the increased costs in Peru were the addition of a signing bonus paid in the first quarter of 2018, arising from a new three year collective agreement, costs associated with the move from three to four shifts as per the new collective agreement, and higher consumable costs.

For details on unit operating costs refer to the respective tables in the “Operations Review” section of this MD&A.

For the fourth quarter of 2018, other significant variances in expenses from operations, compared to the same period in 2017, include the following:

–

Selling and administrative expenses decreased by $5.6 million compared to the same period in 2017. The decrease was primarily due to lower stock based compensation charges as a result of the revaluation of previously issued shares to lower share prices during the current quarter compared to the same period last year.

–

Other operating expenses increased by $11.2 million as the fourth quarter 2017 included gains arising from the Balmat disposition of $6.4 million. In the fourth quarter of 2018, we incurred a non-cash charge of $2.2 million related to a pension de-risking transaction.

–

Asset impairment loss of $11.3 million in the fourth quarter of 2017 is the result of revaluing certain processing equipment that was previously purchased to build a new concentrator in Snow Lake, Manitoba to expected disposition proceeds.

For the full year 2018, other significant variances in expenses from operations, compared to 2017, include the following:

–

Selling and administrative expenses decreased by $15.0 million compared to the same period in 2017. The decrease was primarily due to lower stock based compensation charges as a result of the revaluation of previously issued shares to lower share prices during the current year compared to the prior year.

–	Exploration expenses increased by $13.1 million compared to the same period in 2017, reflecting our increased funding for brownfield and grassroots exploration in 2018.
–	Other operating expenses increased by $31.5 million, primarily due to:
–

a $7.2 million obligation in 2018 to deliver additional precious metal credits to Wheaton Precious Metals as a result of our expectation that mining at the Pampacancha deposit will not begin until later in 2019;

	–	a non-cash charge of $2.2 million in 2018 related to a pension de- risking transaction;
	–	a prior year recovery of $12.9 million for insurance proceeds related to the Constancia grinding line 2 failure in 2015; and,
	–	a prior year gain of $6.4 million associated with contingent consideration from the Balmat sale as a result of a project milestone being achieved by the buyer.
–	Finance income increased by $5.6 million as a result of higher interest earned in the period from comparably higher cash balances versus the same period in 2017.
–

Finance expenses decreased by $17.4 million as a result of lower interest costs incurred over the year reflective of better terms following the amendment of our Credit Facilities signed in July 2018 and a charge taken in 2017 as a result of the extinguishment of an equipment credit facility in Peru.

–	Other finance gain increased by $28.5 million as a result of:
–

Foreign exchange gains of $11.1 million compared to foreign exchange losses of $15.8 million in 2017, an increase of $26.9 million which is a function of the strengthening US dollar benefiting certain US monetary assets in the Manitoba business unit;

	–	Mark-to-market gains on warrants of $6.7 million, which expired in July 2018, compared to gains of $1.1 million in the same period last year;
–

Gains of $1.5 million from a decrease in fair value of our various financial instrument liabilities subject to fair value accounting, compared to losses of $1.8 million for those same instruments in the same period last year; and,

	–	Partially offsetting these gains were increased losses of $7.3 million related to fair value adjustments for our portfolio of junior mining equities compared to the same period last year.

Tax Expense (Recovery)

For the three months and the year ended December 31, 2018, tax expense increased by $35.9 million and $52.2 million, respectively, compared to the same periods in 2017. The following table provides further details:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2017	2018	2017
(in $ thousands)		(Restated)		(Restated)
Deferred tax expense (recovery) - income tax [1]	$12,577	$(42,486)	$40,961	$(16,596)
Deferred tax expense (recovery) - mining tax [1]	326	(405)	(716)	(128)
Total deferred tax expense (recovery)	12,903	(42,891)	40,245	(16,724)
Current tax expense - income tax	5,122	19,644	25,245	30,493
Current tax expense - mining tax	3,135	8,553	19,931	19,450
Total current tax expense	8,257	28,197	45,176	49,943

Tax expense (recovery)	$21,160	$(14,694)	$85,421	$33,219

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $170.8 million for the full year in 2018 would have resulted in a tax expense of approximately $46.1 million; however, we recorded an income tax expense of $66.2 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

–

Certain temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax of 27.0%, resulting in an increase in deferred tax expense of $9.6 million; and,

–

Increase in deferred tax expense of approximately $11.4 million since certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which creates a taxable temporary difference.

Applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $172.9 million for the full year in 2017 would have resulted in a tax expense of approximately $46.7 million; however, we recorded an income tax expense of $13.9 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

–

We revised our computation of deferred tax liabilities related to taxable temporary differences for changes in statutory tax rates taking into account the newly enacted tax legislation in the U.S. that decreased the estimated statutory tax rate of the Arizona business unit from 38.2% to 24.9%, resulting in a deferred tax recovery of $52.9 million;

–

A decrease in the deferred tax expense of $9.4 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate;

–

Certain deductible temporary differences with respect to Peru mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peru operations, resulting in an increase in deferred tax expense of approximately $10.0 million;

–

Certain deductible temporary differences with respect to Manitoba mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, resulting in an increase in deferred tax expense of approximately $8.8 million; and

–

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax of 27.0%, resulting in an increase in deferred tax expense of $4.6 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our income before taxes of $170.8 million for the full year in 2018 would have resulted in a tax expense of approximately $17.1 million and we recorded a mining tax expense of $19.2 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

–	10% of total mining taxable profit if mining profit is C$50 million or less;
–	15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and
–	17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2018, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

We have two revolving credit facilities (the “Credit Facilities”) for our Canadian and Peruvian businesses, with combined total availability of $550 million and substantially similar terms and conditions. As at December 31, 2018, between our Credit Facilities we have drawn $128.5 million in letters of credit, leaving total undrawn availability of $421.5 million. As at December 31, 2018, we were in compliance with our covenants under the Credit Facilities.

Financial Condition

Financial Condition as at December 31, 2018 compared to December 31, 2017

Cash and cash equivalents increased by $159.0 million from December 31, 2017 to $515.5 million as at December 31, 2018. This increase was a result of cash generated from operating activities of $479.6 million. These inflows were partly offset by $190.9 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $74.8 million, finance lease payments of $20.9 million, net financing fees paid of $20.6 million, and $19.1 million of net cash paid to acquire Mason Resources. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

In addition to the increased cash and cash equivalents position, working capital increased by $193.8 million to $445.2 million from December 31, 2017 to December 31, 2018, primarily due to:

–	Trade and other payables decreased by $27.2 million primarily as a result of changes to accruals and timing of spending on mine and mill supplies;
–	Other liabilities decreased by $21.4 million primarily as a result of lower stock-based compensation and current pension liabilities;
–	Current deferred revenue liabilities decreased by $20.9 million as a result of timing of sales;
–	Other financial liabilities decreased by $14.3 million mainly due to more favourable positions for our derivative and warrant liabilities;
–	Partially offset by, current receivables decreased by $38.4 million primarily as a result of fair value movements on provisionally priced receivables; and
–	Current inventories decreased by $23.2 million primarily as a result of a reclassification of Peru ore stockpiles from current to non- current as a result of updates to the mine plan.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2018 and December 31, 2017:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2018	2017	2018	2017
Operating cash flow before changes in non-cash working capital	107,948	171,904	493,471	530,561
Change in non-cash working capital	29,376	(42,467)	(13,919)	9,015
Cash generated from operating activities	137,324	129,437	479,552	539,576
Cash (used in) generated by investing activities	(73,762)	(87,859)	(202,136)	(234,264)
Cash (used in) generated by financing activities	(9,592)	(9,461)	(120,354)	(92,847)
Effect of movement in exchange rates on cash and cash equivalents	1,664	(4,545)	1,936	(2,830)
Increase in cash and cash equivalents	55,634	27,572	158,998	209,635

Cash Flow from Operating Activities

Cash generated from operating activities was $137.3 million during the fourth quarter of 2018, an increase of $7.9 million compared with the same period last year. Operating cash flow before change in non-cash working capital was $107.9 million during the fourth quarter of 2018, reflecting a decrease of $64.0 million compared to the fourth quarter of 2017. The decrease in operating cash flow is the result of lower realized prices and lower sales volumes of copper and zinc and higher mine operating costs, compared to the fourth quarter of 2017.

Cash generated from operating activities for the full year was $479.6 million in 2018, a decrease of $60.0 million compared to 2017. Operating cash flow before changes in non-cash working capital for the full year was $493.5 million in 2018, a decrease of $37.1 million compared to 2017. The decrease in operating cash flow was a result of higher mine operating costs and lower copper and zinc sales volumes, partially offset by higher realized prices for all metals and higher gold and silver sales volumes.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2018, we used $83.4 million in investing and financing activities, primarily driven by $57.4 million of capital expenditures and $19.1 million of net cash consideration paid to acquire Mason Resources.

For the full year in 2018, we used $322.5 million of cash in investing and financing activities, primarily driven by $190.9 million of capital expenditures, $74.8 million of interest paid, $20.6 million of financing costs mainly related to withholding taxes on our debt obligations and our revolving credit facilities, $20.9 million of repayments made for our finance leases, and $19.1 million of net cash consideration paid to acquire Mason Resources.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Year ended		Guidance
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual[1]
(in $ millions)	2018	2017	2018	2017	2018	2019
Manitoba sustaining capital
expenditures	31.9	19.6	104.4	58.6	85.0	100.0
Peru sustaining capital expenditures [2]	12.2	30.2	40.0	123.8	50.0	95.0
Total sustaining capital expenditures	44.1	49.8	144.4	182.4	135.0	195.0
Arizona capitalized costs	5.1	5.0	19.7	18.5	35.0	20.0
Peru growth capitalized expenditures [3]	0.3	5.4	2.3	7.0	—	45.0
Manitoba growth capitalized expenditures	0.2	15.5	18.1	39.8	20.0	10.0
Other capitalized costs [4]	16.3	8.1	12.3	23.7
Capitalized exploration	10.2	7.6	11.7	8.4	10.0	15.0
Capitalized interest	3.3	3.2	13.2	13.1
Total other capitalized costs	35.4	44.8	77.3	110.5
Total accrued capital additions	79.5	94.6	221.7	292.9
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(15.4)	(6.3)	(9.0)	(10.7)
Capitalized interest	(3.3)	(3.2)	(13.2)	(13.1)
Changes in capital accruals and other	(3.4)	2.9	(8.6)	(19.3)
Total cash capital additions	57.4	88.0	190.9	249.8

1 Sustaining capital expenditure guidance excludes capitalized interest.
2 Peru sustaining capital expenditures includes capitalized stripping costs.
3 Initial 2018 guidance for Peru growth capital expenditures was $45.0 million. This included expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community, which were deferred.
4 Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three and twelve months ended December 31, 2018 were $31.9 million and $104.4 million, respectively, an increase of $12.3 million and $45.8 million, respectively, compared to the same periods in 2017. The increase in Manitoba sustaining capital expenditures compared to the same periods last year was due to increased capital development expenditures at Lalor, tailings dam enhancements, and increased exploration capital spending.

Sustaining capital expenditures in Peru for the three and twelve months ended December 31, 2018 were $12.2 million and $40.0 million, respectively, a decrease of $18.0 million and $83.8 million, respectively, compared to the same periods in 2017 as a result of reduced planned spending on civil works projects.

Manitoba growth capital spending was mainly focused on completion of the Lalor paste fill plant. Overall, total sustaining and growth capital expenditures in 2018 were in line with guidance.

Capital Commitments

As at December 31, 2018, we had outstanding capital commitments in Canada of approximately $2.9 million primarily related to Lalor mine equipment, all of which can be terminated, approximately $38.8 million in Peru primarily related to sustaining capital costs, all of which can be terminated, and approximately $166.8 million in Arizona, primarily related to its Rosemont project, of which approximately $83.2 million cannot be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at December 31, 2018:

		Less than	13 - 36	37 - 60	More than
Payment Schedule (in $ millions)	Total	12 months	months	months	60 months
Long-term debt obligations[1]	1,439.8	79.3	156.9	535.0	668.6
Finance lease obligations	78.2	18.5	40.6	19.1	—
Operating lease obligations	63.4	42.0	18.4	1.0	2.0
Purchase obligation - capital commitments	208.5	20.9	49.8	8.6	129.2
Purchase obligation - other commitments[2]	565.9	187.8	197.2	110.0	70.9
Pension and other employee future benefits obligations[4]	129.5	14.4	29.9	6.5	78.7
Decommissioning and restoration obligations[4]	200.5	1.2	0.6	8.2	190.5
Total	2,685.8	364.1	493.4	688.4	1,139.9

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments.
2 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services.
3 Discounted.
4 Before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

–	A profit-sharing plan with most Manitoba employees;
–	A profit-sharing plan with all Peru employees;
–	Wheaton Precious Metals precious metals stream agreements for the 777 mine and Constancia mines;
–	A net smelter returns royalty agreement related to the 777 mine; and
–	Various royalty agreements related to the Constancia mine

Liquidity

As at December 31, 2018, we had total liquidity of approximately $937.0 million, including $515.5 million in cash and cash equivalents, as well as $421.5 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of February 15, 2019, there were 261,272,151 common shares of Hudbay issued and outstanding.

FINANCIAL RISK MANAGEMENT

From time to time, we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. In the normal course, we typically consider base metal price hedging:

–	In conjunction with a major capital commitment to a growth opportunity for which operating cash flow is a key funding source;
–	To ensure the viability of a shorter life and/or higher cost mine;
–	To manage the risk associated with provisional pricing terms in concentrate purchase and sale agreements;
–	To offset fixed price zinc sales contracts with customers.

During 2018, we entered into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements.

As at December 31, 2018, we had 29,950 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price of $2.77/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across January to April 2019.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements.

At December 31, 2018, approximately $478.4 million of our cash and cash equivalents was held in US dollars, approximately $23.2 million of our cash and cash equivalents was held in Canadian dollars, and approximately $13.9 million of our cash and cash equivalents was held in Peruvian soles.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

					2017
	2018				(Restated)
(in $ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	351.8	362.6	371.3	386.7	424.4	380.2	336.0	261.8
Gross margin	75.2	85.3	92.5	120.8	145.0	119.6	88.0	56.6
Profit (loss) before tax	17.7	30.3	49.8	73.1	79.6	53.8	34.9	4.6
(Loss) profit	(3.5)	22.8	24.7	41.4	94.3	36.3	19.1	(10.0)
(Loss) earnings per share:
Basic and Diluted	(0.01)	0.09	0.09	0.16	0.36	0.15	0.08	(0.04)
Operating cash flow[1]	107.9	122.1	131.6	131.8	171.9	153.9	124.1	80.6

1 Operating cash flow before changes in non-cash working capital

Lower revenues in the fourth quarter of 2018 were a function of lower sales volumes of copper and zinc metal mainly due to lower grades, and lower base metal prices compared to earlier quarters in the year. Gross profit and operating cash flow before changes in non-cash working capital compared to prior periods was also lower given the lower revenues and the higher mine operating costs. The increased mine operating costs resulted from higher maintenance costs associated with an aging infrastructure in Flin Flon and higher throughput in Peru.

Revenue and operating cash flow were relatively consistent in the first three quarters of 2018, following strong production and sales volumes in the fourth quarter of 2017.

Consistent increases in revenue and operating cash flow were realized across 2017 due to increasing copper and zinc prices.

In addition to the items noted above which impacted gross margin, net profit (loss) was impacted by a non cash deferred tax adjustment of $45.4 million in the fourth quarter of 2017.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ millions, except for earnings (loss) per share and		2017	2016
dividends declared per share)	2018	(Restated)	(Restated)
Revenue	1,472.4	1,402.3	1,177.4
Gross Margin	373.7	409.1	267.5
Profit (loss) before tax	170.8	172.9	(17.1)
Profit (loss)	85.4	139.7	(54.9)
Earnings (loss) per share:
Basic and diluted	0.33	0.57	(0.23)
Total assets	4,685.6	4,728.0	4,505.2
Operating cash flow[1]	493.5	530.6	387.9
Total non-current financial liabilities[2]	1,053.6	1,066.6	1,253.8
Dividends declared per share - C$[3]	0.02	0.02	0.02

1 Operating cash flow before change in non-cash working capital.
2 Total long-term financial liabilities include non-current portions of net long-term debt, other financial liabilities and finance lease obligations.
3 Dividend paid during March and September of each year.

In the current year, realized prices for copper and gold rose 4% and 7%, respectively, compared to prices in 2017. Comparable prices for other metals resulted in relatively consistent revenues, year-over-year. Mill throughput at Constancia reached annual record levels, contributing to higher milling costs, and is the primary driver for the overall reduction in operating cash flow before changes in non-cash working capital. Revenues rose by 5%, despite lower sales volumes for copper, gold and zinc, and profit before tax remained consistent with prior year, although operating costs rose due to the aforementioned higher production costs. Cash costs per pound of copper produced increased to $0.94 from $0.84, illustrating an increase in higher consumable costs, lower capitalized stripping and lower production at Constancia, offset by higher by-product credits for all metals.

In 2017, realized copper and zinc prices rose 28% and 37%, respectively, compared to prices in 2016. Zinc production rose 22% compared to 2016 due to the re-sequencing of the 777 mine plan to prioritize higher grade zinc stopes. These pricing and production improvements were the primary driver in the growth in revenue and operating cash flow before changes in non-cash working capital. Revenue increased by $224.9 million or 19% and cash flow before changes in non-cash working capital rose by $142.7 million or 37%. Stronger performance in these metrics came notwithstanding lower copper and precious metals in concentrate production. Cash costs per pound of copper produced was also lower on a consolidated basis, down from $0.93 to $0.84. The decrease was a function of higher by-product credits for all metals, which was partially offset by expected higher costs at our 777 and Reed mines during this part of their mine life and expected reduced copper production at Constancia due to lower copper grades.

In addition to the items noted above which impacted gross margin, net profit (loss) was impacted by the following items:

Year	Significant non-recurring items affecting net	Before tax net	After tax net
	income	income impact (in $	income impact (in $
		millions)	millions)
2016	Cost of refinancing Redeemed Notes	(49.9)	(36.5)
2016	Non-cash deferred tax adjustments	—	(20.7)
2017	Non-cash deferred tax adjustments	—	45.4

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at December 31, 2018 and December 31, 2017:

	Dec. 31,	Dec. 31,
(in $ thousands)	2018	2017
Total long-term debt	981,030	979,575
Cash and cash equivalents	(515,497)	(356,499)
Net debt	465,533	623,076

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

–

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

–

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

–

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

–

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the year ended December 31, 2018 and 2017. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Year ended
Net pounds of copper produced
(in thousands)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Peru	67,977	74,597	269,357	268,481
Manitoba	14,118	20,587	71,368	82,477
Net pounds of copper produced	82,095	95,184	340,725	350,958

Consolidated	Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Cash cost per pound of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, before product credits	by- 211,023		2.57	222,730		2.34	844,441		2.48	788,740		2.25
By-product credits, net of deferred revenue	(134,200)		(1.63)	(149,172)		(1.57)	(524,193)		(1.54)	(494,587)		(1.41)
Cash cost, net of by- product credits	76,823		0.94	73,558		0.77	320,248		0.94	294,153		0.84

Consolidated	Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Supplementary cash cost
information	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]
By-product credits:
Zinc	86,264		1.05	108,137		1.14	353,971		1.04	352,941		1.01
Gold	36,397		0.44	37,143		0.39	151,452		0.44	139,633		0.40
Silver	21,432		0.26	20,748		0.22	85,616		0.25	76,783		0.22
Other	13,367		0.16	2,777		0.03	26,536		0.08	13,974		0.04
Total by-product credits	157,460		1.92	168,805		1.77	617,575		1.81	583,331		1.66
Less: deferred revenue	(23,260)		(0.28)	(19,633)		(0.21)	(93,382)		(0.27)	(88,744)		(0.25)
Total by-product credits, net of deferred revenue	134,200		1.63	149,172		1.57	524,193		1.54	494,587		1.41
Reconciliation to IFRS:
Cash cost, net of by- product credits	76,823			73,558			320,248			294,153
By-product credits	157,460			168,805			617,575			583,331
Change in deferred revenues	(23,260)			(19,633)			(93,382)			(88,744)
Treatment and refining charges	(27,352)			(31,043)			(101,909)			(106,066)
Share-based payment	180			712			160			1,946
Pension enhancement	—			10,442			—			10,442
Inventory adjustments	(32)			(174)			(234)			(1,677)
Change in product inventory	6,388			(3,193)			7,254			(12,879)
Royalties	4,097			3,520			16,247			15,222
Depreciation and amortization[2]	82,243			76,412			332,667			297,470
Cost of sales	276,547			279,406			1,098,626			993,198

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Peru	Three months ended		Year ended
(in thousands)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017

Net pounds of copper produced[1]	67,977	74,597	269,357	268,481

1 Contained copper in concentrate.

Peru	Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Cash cost per pound of
copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Mining	21,721		0.32	21,334		0.29	91,324		0.34	61,459		0.23
Milling	39,590		0.58	39,703		0.53	150,016		0.56	138,502		0.52
G&A	15,036		0.22	17,594		0.24	56,533		0.21	57,479		0.21
Onsite costs	76,347		1.12	78,631		1.05	297,873		1.11	257,440		0.96
Treatment & refining	19,050		0.28	20,328		0.27	65,937		0.24	66,289		0.25
Freight & other	14,919		0.22	12,027		0.16	51,840		0.19	43,905		0.16
Cash cost, before by- product credits	110,316		1.62	110,986		1.49	415,650		1.54	367,634		1.37
By-product credits, net of deferred revenue	(21,169)		(0.31)	(8,267)		(0.11)	(49,587)		(0.18)	(24,862)		(0.09)
Cash cost, net of by- product credits	89,147		1.31	102,719		1.38	366,063		1.36	342,772		1.28

Peru			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Supplementary cash			1			1			1			1
cost information	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
By-product credits:
Gold	8,588		0.13	5,582		0.07	24,156		0.09	13,641		0.05
Silver	15,320		0.23	15,109		0.20	60,138		0.22	52,692		0.20
Other	11,990		0.18	1,424		0.02	21,791		0.08	8,912		0.03
Total by-product credits	35,898		0.53	22,115		0.30	106,085		0.39	75,245		0.28
Less: deferred revenue	(14,729)		(0.22)	(13,848)		(0.19)	(56,498)		(0.21)	(50,383)		(0.19)
Total by-product credits, net of deferred revenue	21,169		0.31	8,267		0.11	49,587		0.18	24,862		0.09
Reconciliation to IFRS:
Cash cost, net of by- product credits	89,147			102,719			366,063			342,772
By-product credits	35,898			22,115			106,085			75,245
Change in deferred revenues	(14,729)			(13,848)			(56,498)			(50,383)
Treatment and refining charges	(19,050)			(20,328)			(65,937)			(66,289)
Inventory adjustments	(32)			(174)			(234)			(1,677)
Share-based payment	53			108			59			403
Change in product inventory	3,453			4,725			(4,141)			(2,960)
Royalties	1,986			1,737			7,802			5,754
Depreciation and amortization[2]	52,510			52,570			211,152			178,700
Cost of sales	149,236			149,624			564,351			481,565

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Net pounds of copper produced[1]	14,118	20,587	71,368	82,477

1 Contained copper in concentrate.

Manitoba			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Cash cost per pound of
copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Mining	42,825		3.03	41,794		2.03	165,108		2.31	151,994		1.84
Milling	13,372		0.95	12,666		0.62	52,544		0.74	48,947		0.59
Refining (zinc)	18,837		1.33	18,458		0.90	73,008		1.02	67,966		0.82
G&A	9,265		0.66	12,221		0.59	46,038		0.65	51,660		0.63
Purchased ore and zinc concentrates	—		0.00	6,156		0.30	20,804		0.29	21,881		0.27
Onsite costs	84,299		5.97	91,295		4.43	357,502		5.01	342,448		4.15
Treatment & refining	8,302		0.59	10,715		0.52	35,972		0.50	39,777		0.48
Freight & other	8,106		0.57	9,734		0.47	35,317		0.49	38,881		0.47
Cash cost, before by- product credits	100,707		7.13	111,744		5.43	428,791		6.01	421,106		5.11
By-product credits, net of deferred revenue	(113,031)		(8.01)	(140,905)		(6.84)	(474,606)		(6.65)	(469,725)		(5.70)
Cash cost, net of by- product credits	(12,324)		(0.87)	(29,161)		(1.42)	(45,815)		(0.64)	(48,619)		(0.59)

Manitoba			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Supplementary cash			1			1			1			1
cost information	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
By-product credits:
Zinc	86,264		6.11	108,137		5.25	353,971		4.96	352,941		4.28
Gold	27,809		1.97	31,561		1.53	127,296		1.78	125,992		1.53
Silver	6,112		0.43	5,639		0.27	25,478		0.36	24,091		0.29
Other	1,377		0.10	1,353		0.07	4,745		0.07	5,062		0.06
Total by-product credits	121,562		8.61	146,690		7.13	511,490		7.17	508,086		6.16
Less: deferred revenue	(8,531)		(0.60)	(5,785)		(0.28)	(36,884)		(0.52)	(38,361)		(0.47)
Total by-product credits, net of deferred revenue	113,031		8.01	140,905		6.84	474,606		6.65	469,725		5.70
Reconciliation to IFRS:
Cash cost, net of by- product credits	(12,324)			(29,161)			(45,815)			(48,619)
By-product credits	121,562			146,690			511,490			508,086
Change in deferred revenues	(8,531)			(5,785)			(36,884)			(38,361)
Treatment and refining charges	(8,302)			(10,715)			(35,972)			(39,777)
Share- based payment	127			604			101			1,543
Pension enhancement	—			10,442			—			10,442
Change in product inventory	2,935			(7,918)			11,395			(9,919)
Royalties	2,111			1,783			8,445			9,468
Depreciation and amortization[2]	29,733			23,842			121,515			118,770
Cost of sales	127,311			129,782			534,275			511,633

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Consolidated			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017

All-in sustaining cash cost per
pound of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, net of by-product credits	76,823		0.94	73,558		0.77	320,248		0.94	294,153		0.84
Sustaining capital expenditures	44,126		0.54	49,857		0.52	144,399		0.42	180,577		0.51
Capitalized exploration	8,698		0.11	7,613		0.08	10,222		0.03	8,446		0.02
Royalties	4,097		0.05	3,520		0.04	16,247		0.05	15,222		0.04
Sustaining cash cost, net of by- product credits	133,744		1.63	134,548		1.41	491,116		1.44	498,398		1.42
Corporate selling and administrative expenses	8,638		0.11	14,261		0.15	27,243		0.08	42,283		0.12
All-in sustaining cash cost, net of by-product credits	142,382		1.73	148,809		1.56	518,359		1.52	540,681		1.54

Peru			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Sustaining cash cost per pound
of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, net of by-product credits	89,147		1.31	102,719		1.38	366,063		1.36	342,772		1.28
Sustaining capital expenditures	12,241		0.18	30,245		0.41	39,999		0.15	123,848		0.46
Capitalized exploration[1]	8,500		0.13	7,000		0.09	8,500		0.03	7,000		0.03
Royalties	1,986		0.03	1,737		0.02	7,802		0.03	5,754		0.02
Sustaining cash cost per pound of copper produced	111,874		1.65	141,701		1.90	422,364		1.57	479,374		1.79

1 Only includes exploration costs incurred for locations near to existing mine operations.

Manitoba			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Sustaining cash cost per pound
of copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, net of by-product credits	(12,324)		(0.87)	(29,161)		(1.42)	(45,815)		(0.64)	(48,619)		(0.59)
Sustaining capital expenditures	31,885		2.26	19,612		0.95	104,400		1.46	56,729		0.69
Capitalized exploration	198		0.01	613		0.03	1,722		0.02	1,446		0.02
Royalties	2,111		0.15	1,783		0.09	8,445		0.12	9,468		0.11
Sustaining cash cost per pound of copper produced	21,870		1.55	(7,153)		(0.35)	68,752		0.96	19,024		0.23

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

–

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

–

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

–

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the year ended December 31, 2018 and 2017. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended

(in thousands)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Net pounds of zinc produced[1]	60,425	72,874	254,828	297,969

1 Contained zinc in concentrate.

Manitoba			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Cash cost per pound of
zinc produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, before by- product credits[1]	100,707		1.67	111,744		1.53	428,791		1.68	421,106		1.41
By-product credits	(55,460)		(0.92)	(90,956)		(1.25)	(312,438)		(1.23)	(360,719)		(1.21)
Zinc cash cost, net of by-product credits	45,247		0.75	20,788		0.29	116,353		0.46	60,387		0.20

1 For additional detail on cash cost, before by-product credits please see page 49 of this MD&A.

Manitoba			Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Supplementary cash
cost information	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]	$000s	$	/lb [1]
By-product credits:
Copper	28,693		0.47	58,188		0.80	191,803		0.75	243,935		0.82
Gold	27,809		0.46	31,561		0.43	127,296		0.50	125,992		0.42
Silver	6,112		0.10	5,639		0.08	25,478		0.10	24,091		0.08
Other	1,377		0.02	1,353		0.02	4,745		0.02	5,062		0.02
Total by-product credits	63,991		1.06	96,741		1.33	349,322		1.37	399,080		1.34
Less: deferred revenue	(8,531)		(0.14)	(5,785)		(0.08)	(36,884)		(0.14)	(38,361)		(0.13)

Total by-product credits, net of deferred revenue	55,460		0.92	90,956		1.25	312,438		1.23	360,719		1.21
Reconciliation to IFRS:
Cash cost, net of by- product credits	45,247			20,788			116,353			60,387
By-product credits	63,991			96,741			349,322			399,080
Change in deferred revenues	(8,531)			(5,785)			(36,884)			(38,361)
Treatment and refining charges	(8,302)			(10,715)			(35,972)			(39,777)
Share-based payment	127			604			101			1,543

Pension enhancement	—			10,442			—			10,442
Change in product inventory	2,935			(7,918)			11,395			(9,919)
Royalties	2,111			1,783			8,445			9,468
Depreciation and amortization[2]	29,733			23,842			121,515			118,770
Cost of sales	127,311			129,782			534,275			511,633

1 Per pound of zinc produced.
2 Depreciation is based on concentrate sold.

Manitoba				Three months ended						Year ended
	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2018			Dec. 31, 2017
Sustaining cash cost per
pound of zinc
produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Zinc cash cost, net of by- product credits	45,247		0.75	20,788		0.29	116,353		0.46	60,387		0.20
Sustaining capital expenditures	31,885		0.53	19,612		0.27	104,400		0.41	56,729		0.19
Capitalized exploration	198		—	613		0.01	1,722		0.01	1,446		—
Royalties	2,111		0.03	1,783		0.02	8,445		0.03	9,468		0.03
Sustaining cash cost per pound of zinc produced	79,441		1.31	42,796		0.59	230,920		0.91	128,030		0.43

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost (“unit cost”) and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the year ended December 31, 2018 and 2017.

Peru	Three months ended		Year ended
(in thousands except unit cost per tonne)	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Combined unit cost per tonne processed	2018	2017	2018	2017
Mining	21,721	21,334	91,324	61,459
Milling	39,590	39,703	150,016	138,502
G&A [1]	15,036	17,594	56,533	57,479
Less: Other G&A [2]	(692)	(3,862)	(2,521)	(3,762)
Unit cost	75,655	74,769	295,352	253,678
Tonnes ore milled	7,658	7,666	31,283	28,744
Combined unit cost per tonne	9.88	9.75	9.44	8.83

Reconciliation to IFRS:
Unit cost	75,655	74,769	295,352	253,678
Freight & other	14,919	12,027	51,840	43,905
Other G&A	692	3,862	2,521	3,762
Share-based payment	53	108	59	403
Inventory reversals	(32)	(174)	(234)	(1,677)
Change in product inventory	3,453	4,725	(4,141)	(2,960)
Royalties	1,986	1,737	7,802	5,754
Depreciation and amortization	52,510	52,570	211,152	178,700

Cost of sales	149,236	149,624	564,351	481,565

1 G&A as per cash cost reconciliation above.
2 Other G&A primarily includes profit sharing costs.

Peru	Three months ended		Year ended
(in thousands except unit cost per tonne)
Combined unit cost, excluding molybdenum plant costs, per	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
tonne processed	2018	2017	2018	2017
Unit cost [1]	75,655	74,769	295,352	253,678
Less: Molybdenum plant costs	(2,633)	(1,544)	(8,432)	(5,756)
Unit cost, excluding molybdenum plant costs	73,022	73,225	286,920	247,922
Tonnes ore milled	7,658	7,666	31,283	28,744
Combined unit cost, excluding molybdenum plant costs, per tonne	9.54	9.55	9.17	8.63

1 For additional details on unit cost, please refer to previous table above.

Manitoba	Three months ended		Year ended
(in thousands except tonnes ore milled and unit cost per tonne)	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Combined unit cost per tonne processed	2018	2017	2018	2017
Mining	42,825	41,794	165,108	151,994
Milling	13,372	12,666	52,544	48,947
G&A [1]	9,265	12,221	46,038	51,660
Less: G&A allocated to zinc metal production	(3,003)	(2,562)	(13,525)	(10,883)
Less: Other G&A related to profit sharing costs	(306)	(4,231)	(6,263)	(16,802)
Purchased ore and zinc concentrates	—	6,156	20,804	21,881
Unit cost	62,153	66,044	264,706	246,797
USD/CAD exchange rate used	1.32	1.26	1.29	1.29
Unit cost - C$	81,894	83,516	342,361	319,268
Tonnes ore milled	573,564	669,876	2,625,210	2,704,722
Combined unit cost per tonne - C$	143	125	130	118

Reconciliation to IFRS:
Unit cost	62,153	66,044	264,706	246,797
Freight & other	8,106	9,734	35,317	38,881
Refined (zinc)	18,837	18,458	73,008	67,966
G&A allocated to zinc metal production	3,003	2,562	13,525	10,883
Other G&A related to profit sharing	306	4,231	6,263	16,802
Share- based payment	127	604	101	1,543
Pension enhancements	—	10,442	—	10,442
Change in product inventory	2,935	(7,918)	11,395	(9,919)
Royalties	2,111	1,783	8,445	9,468
Depreciation and amortization	29,733	23,842	121,515	118,770

Cost of sales	127,311	129,782	534,275	511,633

1 G&A as per cash cost reconciliation above.

Manitoba	Three months ended		Year ended
(in thousands except zinc plant unit cost per pound)	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Zinc plant unit cost	2018	2017	2018	2017
Zinc plant costs	18,837	18,458	73,008	67,966
G&A [1]	9,265	12,221	46,038	51,660
Less: G&A allocated to other areas	(5,956)	(5,428)	(26,250)	(23,975)
Less: Other G&A related to profit sharing	(306)	(4,231)	(6,263)	(16,802)
Zinc plant unit cost	21,840	21,020	86,533	78,849
USD/CAD exchange rate used	1.33	1.26	1.30	1.29
Zinc plant unit cost - C$	29,080	26,507	112,226	101,957
Refined metal produced (in pounds)	59,271	61,275	224,988	237,980
Zinc plant unit cost per pound - C$	0.49	0.43	0.50	0.43
Reconciliation to IFRS:
Zinc plant unit cost	21,840	21,020	86,533	78,849
Freight & other	8,106	9,734	35,317	38,881
Mining	42,825	41,794	165,108	151,994
Milling	13,372	12,666	52,544	48,947
Purchased ore and zinc concentrates	—	6,156	20,804	21,881
G&A allocated to other areas	5,956	5,428	26,250	23,975
Other G&A related to profit sharing	306	4,231	6,263	16,802
Share-based payment	127	604	101	1,543
Pension enhancements	—	10,442	—	10,442
Change in product inventory	2,935	(7,918)	11,395	(9,919)
Royalties	2,111	1,783	8,445	9,468
Depreciation and amortization	29,733	23,842	121,515	118,770
Cost of sales	127,311	129,782	534,275	511,633

1 G&A as per cash cost reconciliation above.

ACCOUNTING CHANGES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our audited consolidated financial statements for the year ended December 31, 2018.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

The following are significant judgements and estimates impacting the consolidated financial statements:

–	Judgements and estimates that affect multiple areas of the consolidated financial statements:
	–	Mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with NI 43-101;
	–	Determination of functional currency;
	–	Income and mining taxes, including estimates of future taxable profit which impacts the ability to realize deferred tax assets on our balance sheet;
	–	Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement;
	–	Acquisition method accounting; and
	–	In respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.
–	Judgements and estimates that relate mainly to assets (these judgements may also affect other areas of the consolidated financial statements):
	–	Property, plant and equipment:
		–	Cost allocations for mine development;
		–	Mining properties expenditures capitalized;
		–	Classification of supply costs as related to capital development or inventory acquisition;
		–	Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;
		–	Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing depreciation;
		–	Componentization;
		–	Assessment of impairment, including determination of cash generating units and assessing for indicators of impairment;
		–	Recoverability of exploration and evaluation assets, including determination of cash generating units and assessing for indications of impairment;
		–	Determining whether assets meet criteria for classification as held for sale;
		–	Units of production depreciation;
		–	Plant and equipment estimated useful lives and residual values;
		–	Capitalized stripping costs; and
		–	Finite life intangible assets.
	–	Impairment of non- financial assets:
		–	Future production levels and timing;
		–	Operating and capital costs;
		–	Future commodity prices;
		–	Foreign exchange rates; and
		–	Risk adjusted discount rates.
	–	Valuation of acquired assets; and
	–	In process inventory quantities, inventory cost allocations and inventory valuation.
–	Judgements and estimates that relate mainly to liabilities (these judgements may also affect other areas of the consolidated financial statements):
	–	Determining the accounting classification of the precious metals stream deposit;
	–	Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue;
	–	Pensions and other employee benefits;

	–	Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending;
	–	Contingent liabilities; and
	–	Capital commitments.
–	Estimates that relate mainly to the consolidated income statements:
	–	Assaying used to determine revenues and recoverability of inventories.

For more information on judgements and estimates, refer to note 2 of our consolidated financial statements for the year ended December 31, 2018.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2018, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

As of December 31, 2018, based on management’s evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2018. The Company’s internal control over financial reporting as at December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2018. Deloitte LLP expressed an unqualified opinion on the Company’s internal control over financial reporting.

Changes in ICFR

We did not make any changes to ICFR during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the expected benefits of implementing the metallurgical recovery and optimization initiatives at Constancia processing plant and expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the final Rosemont permits and any litigation challenging Rosemont's permits, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of our gold resources in Manitoba, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

–	the schedule for the refurbishment of the New Britannia mill;
–	the success of the Lalor gold strategy;
–	obtaining the final permits for Rosemont and obtaining any required joint venture partner approvals to advance the project;
–	the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
–	the success of mining, processing, exploration and development activities;
–	the scheduled maintenance and availability of our processing facilities;
–	the accuracy of geological, mining and metallurgical estimates;
–	anticipated metals prices and the costs of production;
–	the supply and demand for metals we produce;
–	the supply and availability of all forms of energy and fuels at reasonable prices;
–	no significant unanticipated operational or technical difficulties;
–	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
–	the availability of additional financing, if needed;
–	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
–	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
–	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
–	maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor mine;

–	no significant unanticipated challenges with stakeholders at our various projects;
–	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
–	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
–	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
–	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
–	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and convert inferred mineral resource estimates to higher confidence categories, risks related schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects (including the Lalor gold zone) contained in this MD&A has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

The inferred mineral resources referenced in the Lalor Gold Developments section of this MD&A are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and included in the mine plan. Inferred mineral resources are subject to greater uncertainty than measured or indicated mineral resources and it cannot be assumed that they will be successfully upgraded to measured or indicated through further drilling.